
                           AJAY SPORTS, INC. AND SUBSIDIARIES
                              Consolidated Balance Sheets
                            as of December 31, 1999 and 1998
                          (in thousands, except share amounts)


                                                           December 31,          December 31,
ASSETS                                                        1999                  1998
                                                           -----------           -----------
Current assets:
    Cash                                                 $        101          $          6
    Marketable  securities - available for sale                   348                   396
    Accounts receivable, net of allowance of $558 and $95,
       respectively                                             3,247                 1,889
    Inventories                                                 3,969                 5,680
    Prepaid expenses and other                                  1,179                   485
                                                           -----------           -----------
          Total current assets                                  8,844                 8,456

Fixed assets, net                                               1,693                 1,708
Other assets                                                    7,037                   179
Deferred tax benefit                                            6,582                 1,119
Goodwill                                                        1,577                 1,621
                                                           -----------           -----------
          Total assets                                   $     25,733          $     13,083
                                                           ===========           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long term debt                    $        995          $        199
    Accounts payable                                            5,043                 2,225
    Accrued expenses                                            1,099                   380
                                                           -----------           -----------
          Total current liabilities                             7,137                 2,804

Notes payable to affiliates  -  long term                       2,087                 1,587
Notes payable to banks - long term                             13,886                 5,951
Notes payable - long term                                       2,070                     -
Commitments and contingencies                                       -                     -
                                                           -----------           -----------
                                                               25,180                10,342
                                                           -----------           -----------

Minority interest in subsidiary                                    24                     -
                                                           -----------           -----------

Stockholders' equity:
    Preferred stock - 10,000,000  shares  authorized  Series B, $0.01 par value,
       12,500 shares

          outstanding at liquidation value                      1,250                 1,250
       Series C, $0.01 par value, 217,939 and
          264,177 shares outstanding, respectively,
           at stated value                                      2,179                 2,642
       Series D, $0.01 par value, 6,000,000 shares                 60                    60
    Common stock, $0.01 par value, 100,000,000 shares
       authorized, 4,091,091 and 3,956,815 shares
        outstanding, respectively                                  41                    40
    Additional paid-in capital                                 15,500                14,762
    Accumulated deficit                                       (18,470)              (16,006)
    Accumulated other comprehensive income                        (31)                   (7)
                                                           -----------           -----------
          Total stockholders' equity                              529                 2,741
                                                           -----------           -----------

          Total liabilities and stockholders' equity     $     25,733          $     13,083
                                                           ===========           ===========

                           The accompanying notes are an integral part of the consolidated financial statements.

                                                  F-2



                        AJAY SPORTS, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
              for the years ended December 31, 1999, 1998 and 1997
                    (in thousands, except per share amounts)

                                                            Year Ended

                                            --------------------------------------------
                                            December 31,     December 31,     December 31,
                                              1999             1998             1997
                                            ----------       ----------       ----------
Operating data:
    Net sales                             $    14,340      $    22,925      $    30,330
    Cost of sales                              12,790           19,477           26,585
                                            ----------       ----------       ----------
       Gross profit                             1,550            3,448            3,745
    Selling, general and administrative
    expenses                                    4,866            3,868            5,837
                                            ----------       ----------       ----------

    Operating (loss)                           (3,316)            (420)          (2,092)
                                            ----------       ----------       ----------

Nonoperating income (expense):
    Interest expense                           (1,625)          (1,139)          (1,280)
    Other, net                                    638               84             (144)
                                            ----------       ----------       ----------

    Total non operating expense                  (987)          (1,055)          (1,424)
                                            ----------       ----------       ----------

(Loss) before minority interest and
income taxes                                   (4,303)          (1,475)          (3,516)

Minority interest in (loss) of subsidiary           6                -                -
                                            ----------       ----------       ----------

(Loss) before income taxes                     (4,297)          (1,475)          (3,516)

Income tax (benefit)                           (1,833)               -                -
                                            ----------       ----------       ----------

Net (loss)                                $    (2,464)      $   (1,475)      $   (3,516)
                                            ==========       ==========       ==========

Basic and diluted earnings per share  (a) $     (0.70)     $     (0.47)      $    (1.01)
                                            ==========       ==========       ==========

Weighted average common shares
    outstanding  (b)                            4,013            3,909            3,879
                                            ==========       ==========       ==========


     Net loss as reported above                (2,464)          (1,475)          (3,516)
     Undeclared cumulative preferred dividends   (341)            (380)            (396)
                                            ----------       ----------       ----------

     Loss applicable to common stock      $    (2,805)     $    (1,855)     $    (3,912)
                                            ==========       ==========       ==========

     (a)     Computed  by  dividing   net  loss  after   deducting   undeclared,
             cumulative  preferred  stock  dividends,  by the  weighted  average number of common shares outstanding.

     (b) Current and prior years restated to reflect result of reverse 1:6 common stock split effective August 14, 1998.

                          The accompanying notes are an integral part of the consolidated financial statements.

                                                 F-3


                                         AJAY SPORTS, INC. AND SUBSIDIARIES
                                 Consolidated Statements of Stockholders' Equity
                              for the years ended December 31, 1999, 1998 and 1997
                                            (in thousands, except shares)
                                    Preferred Stock   Common Stock          Add'l                   Accum          Total
                                    ---------------   ------------          Paid-in     Accum       Comprehensive  Stockholders'
                                    Shares     Amount  Shares     Amount    Capital     (Deficit)   Income (Loss)  Equity
                                    --------   ------  --------   -------   --------   ----------   ------------   -----------
Balances at December 31,1996       3,086,706   $4,212  3,879,007  $ 233     $9,313     $ (11,015)   $     -        $  2,743

Net loss                                   -        -          -      -          -        (3,516)         -          (3,516)
                                    --------   ------  ---------  -------   --------   ----------   ------------   ------------
Balances at December 31, 1997      3,086,707    4,212  3,879,007    233      9,313       (14,531)         -            (773)

Common stock reverse 1:6 split             -        -        250   (194)       194             -          -               -

Other adjustments                          -        -          -     (4)         -             -          -              (4)

Preferred stock converted  into
common stock                         (31,993)    (320)    77,558      1        319             -          -               -

Debt  converted  into

preferred  stock                   6,000,000       60          -      -      4,940             -          -           5,000

COMPREHENSIVE INCOME
Net loss                                   -        -          -      -          -        (1,475)         -          (1,475)

Other Comprehesive Income (Loss)           -        -          -      -          -             -         (7)             (7)
                                   ---------   ------   --------  -------   --------    ---------  ------------    ------------
Balances at December 31, 1998      6,276,677    3,952  3,956,815     40     14,762       (16,006)        (7)          2,741

Preferred stock converted into
common stock                         (46,238)    (463)   134,276      1        738             -          -             276

COMPREHENSIVE INCOME
Net Loss                                                                                   (2,464)                   (2,464)

Other Comprehesive Income (Loss)                                                                        (24)            (24)
                                   --------    ------   --------  -------  ---------    ---------   -----------     -------------

Balances at December 31, 1999     6,230,439   $3,489    4,091,09  $  41    $15,500      $ (18,470)      (31)        $   529
                                   ========   ========  ========  =======  =========    ==========  ===========     =============



                                     The     accompanying  notes are an integral
                                             part of the consolidated  financial
                                             statements.

                                                          F-4

                            AJAY SPORTS, INC. AND SUBSIDIARIES
                          Consolidated Statements of Cash Flows
                      for the years ended December 31, 1999, 1998 and 1997
                                      (in thousands)
                                                               December 31,
                                                       ------------------------------
                                                       1999        1998       1997
                                                      --------   ---------   --------
Cash flows from operating activities:

    Net (loss)                                      $  (2,464) $   (1,475) $  (3,516)
    Adjustments to reconcile to net cash flows
       from operating activities:
    (Gain) loss on sale of assets                          (7)          -         42
    Depreciation and amortization                         335         381        358
    Income tax provision                               (1,833)          -          -
    (Increase) decrease in marketable securities           48        (396)         -
    (Increase) decrease in accounts receivable, net    (1,358)      3,171        214
    Decrease in inventories                             1,711         718      1,559
    (Increase) decrease in prepaid expenses              (694)       (181)        58
    (Increase) decrease in other assets                     -         (75)       202
    Increase(decrease) in accounts payable              2,818        (979)        97
    Increase (decrease) in accrued expenses               719        (303)       186
                                                      --------   ---------   --------

       Net cash provided by (used in) operating
       activities                                        (725)        861       (800)
                                                      --------   ---------   --------

Cash flows from investing activities:

    Acquisitions of property plant and equipment         (281)       (319)      (250)
    Disposal of equipment                                  19           -          -
                                                      --------   ---------   --------

       Net cash (used in) investing activities           (262)       (319)      (250)
                                                      --------   ---------   --------

Cash flows from financing activities:

    Net increase in advances from affiliates              500       2,215      3,487
    Net increase (decrease) in bank notes payable         306      (2,978)    (2,193)
    Dividends paid                                          -           -        (74)
    Minority interest in subsidiary                       300
    Unrealized losses from securities                     (24)         (7)         -
                                                      --------   ---------   --------

       Net cash provided by (used in) financing
       activities                                       1,082        (770)     1,220
                                                      --------   ---------   --------

Net increase (decrease) in cash                            95        (228)       170

Cash at beginning of period                                 6         234         64
                                                      --------   ---------   --------

Cash at end of period                               $     101  $        6  $     234
                                                      ========   =========   ========



                        The accompanying notes are an integral part of the consolidated financial statements.

                                            F-5



                       AJAY SPORTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





   1.    SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Ajay Sports, Inc. ("Sports") and its wholly-owned operating company subsidiaries, Ajay Leisure Products, Inc. ("Ajay"), Leisure Life, Inc. ("Leisure"), Palm Springs Golf, Inc. ("Palm Springs"), Prestige Golf
     Corp.   ("Prestige"), and   majority-owned   subsidiaries,   Pro   Golf
     International,  Inc.  ("PGI"),  Pro Golf of  America,  Inc.  ("PGOA"),  and
     ProGolf.com, Inc. ("PG.com") collectively referred to herein as the "Company". All significant intercompany balances and transactions have been eliminated.

     INVENTORIES - Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

     FIXED ASSETS - Fixed assets are stated at cost, less accumulated depreciation of $1,834,000 and $1,329,000 as of December 31, 1999 and 1998 respectively. Fixed assets of the Company consist primarily of machinery and equipment, office equipment, and a building. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years.

     GOODWILL - The Company has recorded goodwill as a result of the 1995 acquisitions of Palm Springs and Korex. The goodwill is being amortized over forty years. Amortization expense related to the goodwill was $43,900 for the year ended December 31, 1999. As of each annual year-end date, management assesses whether there has been an impairment in the carrying value of goodwill. This assessment involves comparing the unamortized goodwill carrying value with undiscounted cumulative estimated future cash flows expected to be derived from utilization of the intangibles underlying the related goodwill. To the extent that undiscounted cumulative cash flow is expected to exceed the carrying value of goodwill, the asset is considered to be unimpaired.

     OTHER ASSETS - Other assets at December 31, 1999 and 1998 consist of trademarks and brand names held by PGI (1999 only) and patents and trademarks held and applied for by Leisure, and additionally, at December 31, 1998 a lawsuit judgment. Amortization expense related to trademarks and patents is being deducted straight-line over the estimated useful lives of these assets. Amortization expense related to the other assets was $193,000 for the year ended December 31, 1999.

     PRODUCT LIABILITY AND WARRANTY COSTS - Product liability exposure is insured with insurance premiums provided during the year. Product warranty costs are based on experience and attempt to match such costs with the related product sales.

     REVENUE RECOGNITION -The Company recognizes revenue from sales of product when title to the product has passed, which is generally the date the product is shipped. PGOA recognizes Initial Franchise Fee revenue when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchiser.

     INCOME TAXES - Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, using enacted statutory rates applicable to future years.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     COMMON STOCK - The Company reverse split its common stock in a 1-for-6 ratio effective with commencement of trading on August 14, 1998. As a result of this transaction, all historic data in the financial statements that reference common shares, options, earnings per share or preferred conversion ratios have been restated to reflect this split as if it preceded all prior reporting. Historic actual common shares outstanding at December 31, 1997 were 23,274,039 and were restated to 3,879,007 in this report.

   2.    RELATED PARTY TRANSACTIONS
         --------------------------
         The Company's related parties include the following:

     First Equity Corporation ("First Equity") - First Equity is owned by a family member of the president, chief executive officer, and chairman of the Company. First Equity held, at December 31, 1997, demand notes in the amount of $748,000 as a result of loans made to the company in 1996 and 1997. Williams assumed these notes in the financial restructuring in 1998. First Equity made short-term working capital loans to Ajay during 1999, with interest at various market rates. The balance due on these loans at December 31, 1999 was $445,647, including accrued interest of $5,647.

     Enercorp, Inc. ("Enercorp") - is a business development company engaged in the business of investing in and providing managerial assistance to developing companies. The Company's president, chief executive officer, chairman and principal shareholder is a significant shareholder in Enercorp. Enercorp holds 310,787 common shares acquired in 1994 and 1995 and 2,000 shares of series C preferred stock. Enercorp held at December 31, 1997, demand notes in the amount of $200,000 as a result of loans made to the Company. Williams assumed these notes in the financial restructuring in 1998. During 1999, Enercorp loaned PGI $420,000 under a 13 month, 10% subordinated note. In February, 2000 Enercorp converted the note and accrued interest of $27,000 into 7,450 shares of PGI at $60 each.

     Williams Controls, Inc. ("Williams") - Williams has the same chairman as the Company, which individual is a major shareholder of each company. Williams owns 686,274 shares of the Company's common stock, 1,851,813 common stock options and 6,000,000 shares of Series D cumulative convertible preferred stock as of December 31, 1999, convertible into 3,333,333 shares of the Company's common stock.

     During 1996 and 1997 the Company paid Williams 0.50% per annum of the outstanding revolving loan balances in consideration for providing its guarantee of a revolving loan from U. S. Bank. Fees totaled $39,750 and $60,411 for the years ended December 31, 1997 and 1996 respectively. From July 11, 1997 through June 30, 1998 the Company and Williams shared a joint and several loan obligation. On June 30, 1998, the Company restructured its credit facility with Wells Fargo Bank, N.A. ("Wells") to separate its credit facility from that of Williams. As a result of this transaction, the Company will no longer have joint and several liability, cross collateral agreements or guarantees with Williams.

     In connection with the restructuring of the Wells credit facility, the Company was advanced $2,000,000 additional funds by Williams in the form of a long term note and marketable securities and Williams converted $5,000,000 of Company debt into a newly created series D cumulative convertible preferred stock.

     The Company's interest expense paid to Williams was $62,900 and $346,000 for the years ended December 31, 1999 and 1998 respectively. (See Note 4).

     The  Company   received   166,719   shares  of  Williams  as  part  of  the
     restructuring agreement with Williams dated June 30, 1998. These shares have been pledged to Wells Fargo as collateral for the Company's loans. The common stock is classified as marketable securities available for sale and are valued at $2.08 per share, which is the last trade for 1999.

     During 1999, the Company had borrowings from affiliated parties, in addition to those mentioned above, to finance its acquisition of PGOA and PG.com. These borrowings totalled $450,000, with interest at an annual rate of 10%. In February, 2000, these borrowings (and accrued interest totalling $30,000) were converted into 8,000 shares of PGI common stock at $60 per share. During 1997 and 1996 the Company borrowed from related and affiliated parties until it obtained bank financing in mid 1997. As of December 31, 1997, the Company owed $4,372,000 to related and affiliated parties at interest rates ranging from 9.0% to 9.5%. These notes were converted to preferred stock in 1998. (See Note 4).

3.    INVENTORIES
      -----------
      Inventories consist of the following (in thousands):

                                                   December 31
                                                  1999       1998
                                               --------    --------
         Raw materials                         $   827     $  1,493
         Work-in-progress                          903        1,052
         Finished goods                          2,239        3,135
                                               --------    --------

         Total                                 $ 3,969      $ 5,680
                                               ========    ========


4.    DEBT
      ----
     On December 31, 1999 the Company's total debt was $19,038,000 owed to banks, Williams, and other affiliates. This compares to $7,724,000 for December 31, 1998. The increase from 1998 is principally due to debt incurred to purchase the Pro Golf companies. From July 11, 1997 until June 30, 1998 the Company shared in a combined credit agreement with Williams (the "Joint Loan"). As of June 30, 1998 the Company restructured its credit facility with Wells to separate from the joint and several credit facility with Williams. This new credit facility eliminates cross collateral and guarantee agreements involving the Company and Williams. The revolving loan facility allows the Company to borrow up to the lesser of $9,500,000 or the Borrowing Base. The Borrowing Base consists of a formula including certain eligible receivables, inventories and letters of credit at rates established by Wells. The present credit agreement matures June 30, 2001.

     The proceeds from the Joint Loan were used to repay the Company's and Williams then outstanding loans from the previous lender, U. S. Bank, except for a bridge loan in the total amount of $2,140,000 to the Company by U. S. Bank. This bridge loan is to be repaid from the sale of assets and/or excess cash flows of Williams and/or the Company, and is guaranteed up to $1,000,000 by the Company's president. The balance owed on this bridge loan at December 31, 1999 is $1,365,000. In connection with the 1998 credit facility restructuring, the Company was advanced $2,000,000 of additional funds by Williams and Williams converted $5,000,000 of company debt into preferred stock.

     The Company's Bank borrowings consisted of the following (dollars in thousands):

                                                   December 31,
      Revolving credit facility:              1999             1998
                                            --------         --------
        Balance                             $  3,862         $  3,467
        Interest rate                            8.5%            8.75%
        Unused amount of facility           $     -0-        $    350
        Average amount outstanding

        during the period                   $  4,258         $  4,997
      Weighted average interest rate             8.2%             9.1%
        Maximum amount outstanding

        during the period                   $  5,295         $  6,771

      Master revolving note:
       Balance                              $  8,425         $      -
       Weighted average interest rate            9.0%               -
       Average amount outstanding

       during the period                    $  8,479         $      -

     Outstanding commercial letters of credit totaled approximately $309,000 and $60,000 at December 31, 1999 and 1998 respectively.

     Other December 31, 1999 debt consisted of $2,087,900 from related and affiliated parties, a $412,500 machinery and equipment term loan with Wells Fargo, the $1,364,538 (bridge) term loan with U. S. Bank, a $173,000 real estate loan, a $8,425,000 bridge loan with Comerica Bank, and $1,200,000 with private individuals.

     At December 31, 1999 the Company was liable to Comerica Bank in the amount of $8,425,000 on a master revolving note entered into to effect the acquisition of Pro Golf of America, Inc. and ProGolf.com, Inc. The note has been extended through April 30, 2000. The Company anticipates refinancing this loan into an amortizing long-term loan during the second quarter 2000. (See Note 16).

      Debt payments are as scheduled (dollars in thousands):

                 2000                                   995
                 2001                                 6,354
                 2002                                 1,000
                 2003                                10,689
                 2004  and thereafter                    -0-

      The seasonal nature of the Company's sales creates fluctuating demands on its cash flow, due to the temporary build-up of inventories in anticipation of, and receivables subsequent to, the peak seasonal period which historically has been from February through May of each year. The Company has relied and continues to rely heavily on its revolving credit facility and loans from related parties and affiliated companies for its working capital requirements. (See Note 16).

5.    INCOME TAXES
      ------------
      As discussed in Note 2, the Company adopted SFAS No. 109 at the beginning of 1992. There was no cumulative effect of this accounting change and its adoption had no impact on 1992 net income.

      The actual income tax expense (benefit) differs from the statutory income tax expense (benefit) as follows (in thousands):

                                   Year Ended December 31,
                                   -----------------------
                                  1999      1998       1997
                                ------    ------      -----
      Statutory tax expense

        (benefit)               $(1,833)  $( 502)   $(1,195)
      Utilization of net
        operating loss
        carry forward                 -        -          -
      Loss producing no current
        tax benefit                   -      502      1,195
                                --------  -------   ---------
                                $(1,833)  $    -    $     -
                                ========  =======   =========

      The components of the net deferred tax asset/liability were as follows (in thousands):

                                               December 31,
                                               ------------
                                            1999        1998
                                            ----        ----
      Deferred tax assets:
        Accrued expenses                 $    45     $    45
        Reserves                              78         151
        NOL carry forwards                 6,473       4,766
                                           ------      ------

        Sub total                        $ 6,596     $ 4,962

      Deferred tax liability,
        principally depreciation and
        amortization                         (13)        (99)
        Valuation allowance                    -      (3,744)

         Net                             $ 6,583     $ 1,119
                                         =======     =======


     At December 31, 1999, the Company assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of carry forwards and has determined that it is more likely than not that 100% of deferred tax assets will be realized. This change versus 1998 is principally due to the profits to be realized from operations of PGOA and PG.com. The valuation allowance of $3,744,000 at December 31, 1998 was maintained on deferred tax assets which the Company had determined to be more likely than not unrealizable at that time.

     The Company had net operating loss carry forwards for Federal tax purposes of approximately $18,567,000 at December 31, 1999, which expire in varying amounts in the years 2006 through 2019. Substantial operating loss carry forwards are available to offset future state taxable income of the Company, which expire in varying amounts in the years 2006 through 2019. Future changes in ownership, as defined by section 382 of the Internal Revenue Code, could limit the amount of net operating loss carry forwards used in any one year.

6.    STOCKHOLDERS' EQUITY
      --------------------
      (a)   Preferred Stock

     In October 1994 the Company created its Series B 8% cumulative convertible preferred stock and allowed for its exchange, on a share-for-share basis, with the Company's Series A preferred stock. The holder exchanged 29,500 shares of Series A preferred stock for 29,500 shares of the newly issued Series B preferred stock and immediately converted 17,000 shares of its Series B preferred stock for 5,040,000 (840,000 post split) shares of the common stock of the Company, as the Series B preferred stock allowed for a conversion rate of 1 share of Series B preferred stock for 294.12 shares of the Company's common stock. In November 1997, the conversion rate on the remaining 12,500 Series B shares was revised to 555.56 and after the 1:6 reverse common stock split of August 14, 1998 the conversion rate as of December 31, 1998 is 92.5926.

     In July 1995 the Company sold 325,000 shares of Series C 10% cumulative convertible preferred stock and 325,000 warrants in a registered public offering. The Series C preferred stock is convertible into shares of the Company's common stock at a conversion rate of 2.42424 common shares for each share of preferred stock. Cumulative dividends are payable on the Series C preferred stock at an annual rate of $1.00 per share. The warrants are redeemable by the Company at $0.05 per warrant under certain conditions. The terms of these warrants are identical to the Company's publicly held warrants to purchase common stock. In 1995 the Company used the $2.8 million of net proceeds for inventory and accounts receivable financing and to acquire certain assets of Korex and Palm Springs.

     At December 31, 1999, 1998 and 1997, dividends in arrears on the 8% cumulative convertible preferred Series B stock were $1,106,575, $1,006,575 and $906,575 respectively. Dividends on the Series C cumulative convertible preferred stock were declared and paid through December 31, 1996. No dividends were declared or paid for 1999, 1998 or 1997. At December 31, 1999, 1998 and 1997, dividends in arrears on the 10% cumulative convertible preferred Series C stock were $817,232, $576,174 and $296,000. The Company has dedicated all available funds to support continuing operations of the Company until sufficient cash availability allows declaration and payment of dividends.

     (b) Stock issued to officers

     The Company has a stock incentive plan for officers of the Company, under which up to 150,000 shares of the Company's stock may be granted annually. No stock was issued to officers under this plan in 1999, 1998 or 1997.

     (c) Stock Issued for Acquisitions

     In 1994 the Company acquired the outstanding common stock of Leisure Life, Inc. for 1,500,000 (post split 250,000) shares of its common stock to the owner of Leisure Life. During the periods 1995, 1996 and 1997 one half of the originally issued shares were returned to the Company due to unmet performance requirements.

     (d) Warrants and Options

          A summary of activity related to warrants and options to purchase Company common stock is as follows:

                                            Warrants and     Price

               Options                      (i)              Per  Share(i)
               -------                      ------------     -------------

            Balance, December 31, 1996         2,767,935     $ 2.04 - 6.00

            Issued to Employees                    8,334       2.40         (ii)
            Expired                              (27,500)      2.40 - 3.75
            Repriced options                  (2,151,313)      2.04 - 3.00 (iii)
            Repriced options                   2,151,313       1.08        (iii)
                                               ---------
            Balance, December 31, 1997         2,748,769     $ 1.08 - 6.00

            Expired                             (122,287)      2.40 - 4.125
            Issued to Directors                    1,668       1.50         (iv)
                                            ------------

            Balance, December 31, 1998         2,628,150     $ 1.08 - 6.00
            Issued to Employees                   50,000       1.00
            Expired                               83,334       2.40 - 4.125
                                                  ------

            Balance, December 31, 1999         2,594,816     $ 1.00 - 6.00

    (i) All options were adjusted for the effect of a 1:6 reverse common stock split effective August 14, 1998.

   (ii)  Employee stock options of which none were vested.

   (iii) All non-public, non-employee, non-board member options were repriced to $.18 market in November 1997.

   (iv)  Director options - 67% vested.


7.    MAJOR CUSTOMERS
      ---------------

     The Company  operates  in three  lines of  business,  the  manufacture  and distribution of sports equipment, outdoor leisure furniture, and franchising. The Company's customers are principally in the retail sales market. The Company performs ongoing credit evaluations of its customers' financial conditions and does not generally require collateral.

     Sales to customers which represent over 10% of the Company's net sales are as follows:

                      Year  ended   December 31,
                      --------------------------
      Customer         1999       1998      1997
         A               25%        28%        30%
         B                *         26%        15%
         C                *          *         11%

                    * Amounts are less than 10% of net sales.

8.    BUSINESS SEGMENT REPORTING
      --------------------------
     The relative contributions to net sales, operating profit and identifiable assets of the Company's two industry segments for the years ended December 31, 1999 and 1998 are as follows (in thousands):


                                                                            GOLF

                                     -------------------------------------------
                                     Mass       Specialty

    1999                Furniture    Merchant   Golf Stores    Franchise    Corporate    Consolidated
  --------------        ---------   ---------   -----------    ---------    ---------    ------------
   Sales                $  4,766    $  6,751    $  1,080       $  1,743     $      -     $  14,340
  Oper profit/(loss)        (398)     (2,370)       (191)           469         (704)       (3,194)
  Assets                   2,487       2,345       6,338         14,563            -        25,733
  Depn/Amort                 151         223          51            318            -           425
  Capital Exp.                 -          57           -            224            -           281


                                                                            GOLF

                                     -------------------------------------------
                                     Mass       Specialty

    1998                Furniture    Merchant   Golf Stores    Franchise     Corporate    Consolidated
  --------------        ---------   ---------   -----------    ---------     ---------    -------------
  Sales                  $  3,785    $ 17,916    $  1,224              -    $     -      $  22,925
 Operating profit/(loss)     (241)        863        (494)             -       (548)          (420)
 Assets                     2,673       8,564       1,846              -          -         13,083
 Depreciation/Amortization     92         229          60              -          -            381
 Capital Expenditures         175         144           -              -          -            319


9 .   GARY PLAYER AND SPALDING LICENSE AGREEMENTS
      -------------------------------------------
     On March 8, 1999 the Company entered into a new license agreement with Gary Player Group, Inc. The Company will work toward developing the Gary Player brand for marketing its products. The Gary Player agreement has a 5-year term and covers golf bags, gloves, carts and certain other golf accessories sold into the U. S. market. This agreement requires an annual $25,000 rights fee and a minimum annual royalty of $5,000 for the sixteen months commencing on March 8, 1999 through June 30, 2000 and increases annually by $5,000 for each of the remaining 4 years of the contract.

     Ajay had operated since 1983 under a license from Spalding Sports Worldwide to utilize the Spalding trademark in conjunction with the sale and distribution of golf bags, golf gloves, hand pulled golf carts and certain other golf accessories in the United States. On March 8, 1999, the Company announced a limited extension of its existing agreement to provide a phaseout period of up to 18 months for its Spalding labeled products. The Company agreed to pay Spalding $240,000 during the phase out period. The prior agreement contained a minimum annual royalty of $550,000 plus 2% advertising of which 1% was paid direct.

     Earned royalty expense due Spalding was $160,000, $448,000 and $553,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

10.   LEASES
      ------
     Future aggregate minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows (dollars in thousands):

                  2000                             719
                  2001                             507
                  2002                             213
                  2003                             175
                  2004 and thereafter              149
                                               -------
                                                $1,763

                                               =======

     Total rental expense ($000) under operating leases was $652, $605 and $701 for the years ended December 31, 1999, 1999 and 1997, respectively.

11.   NET  (LOSS) PER COMMON SHARE
      ----------------------------
     Earnings or loss per share has been computed by dividing net income or loss, after reduction for preferred stock dividends in 1999 ($341,000), 1998 ($380,000), and 1997 ($396,000) by the weighted average number of common shares outstanding. No exercise of outstanding warrants was assumed in 1999, 1998 or 1997, since any exercise of warrants would be antidilutive.

     SFAS No. 128, "Earnings Per Share", became effective for fiscal years ending after December 15, 1997. This statement replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires reconciliation of the numerator and denominator of the basic EPS computations to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared the earnings of the entity.

12.   SUPPLEMENTAL CASH FLOW INFORMATION
      ----------------------------------
     Cash paid for interest was $1,124,526, $1,209,693 and $776,077 for the years ended December 31, 1999, 1998 and 1997, respectively.

      Non cash financing and investing transactions were as follows:

          In exchange for acquiring in 1994 all of the common stock of Leisure Life, Inc. the Company issued 1,500,000 (post split 250,000) shares of its common stock to the owner of Leisure Life. During the periods 1995, 1996 and 1997 one half of the originally issued shares were returned to the Company due to unmet performance requirements.

          In 1997 there were no stock transactions.

          During 1998 preferred stock in the quantity of 31,993 shares were converted into 77,558 shares of common stock.

          During 1998 long-term debt of $5,000,000 was converted into 6,000,000 shares of Series D preferred stock.

          The Company added new leases during 1998 and 1997 that represent asset values respectively, if purchased, of approximately $103,000 and $57,000 and result in annual lease payments of $27,000 and $18,732 with terms expiring up to the year 2003.

          During 1999 Series C preferred stock in the quantity of 46,238 shares were converted into 112,085 shares of common stock.

          The Company borrowed $10,750,000 from a bank and others to acquire PGOA and acquired PGD Online, LLC during 1999.

13.   COMMITMENTS AND CONTINGENCIES
      -----------------------------

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has net losses before taxes of $4,297,000, $1,475,000 and $3,516,000 for the years ended December 31, 1999, 1998 and
     1997. A bank loan to one of the Companies subsidiaries has been extended to April 30, 2000. The Company has is seeking a long-term extension of this loan, and to raise equity capital. The Company's ability to continue as a going concern is partially dependent on ability of management to successfully implement these plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company is subject to certain claims in the normal course of business which management intends to vigorously contest. The outcomes of these claims are not expected to have a material adverse affect on the Company's consolidated financial position or results of operations. (See Notes 4 and 9).

14.  ACQUISITIONS
     ------------

     In June 1999, Ajay, through a newly formed majority owned subsidiary (PGI) acquired 100% of the outstanding ownership interests of PGOA and PG.com. This acquisition was accounted for using the purchase method of accounting. The results of operations of the acquired companies have been included in Ajay's consolidated financial statements from the date of acquisition. Intercompany accounts and transactions between the acquired companies and Ajay, as applicable, have been eliminated.

     The acquisition price of $10,500,000 was paid in cash and financed through borrowings with a bank ($8,500,000) affiliated companies ($870,000) and private individuals ($1,200,000). The portion of the purchase price in excess of net book value was allocated to "Trademarks" and, net of the related income tax benefit and related trademark amortization, is shown in the consolidated balance sheet with "Other assets".

15.   NEW ACCOUNTING PRONOUNCEMENTS
      -----------------------------
     In March 1998, the Accounting Standards Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for an enterprise on accounting for the costs of computer software developed or obtained for internal use. The Company adopted this statement during the year ended December 31, 1999 and has capitalized software costs according to the provisions of the standard. These costs are amortized on a straight-line basis over the useful life of the software once it is placed into service.

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The statement was amended by SFAS No. 137 and will be effective for financial statements for fiscal years beginning after June 15, 2000. The Company believes SFAS No. 133 will not have a material impact on its financial statements or accounting policies. The Company will adopt the provisions of SFAS No. 133 in the first quarter of 2001.

16.   SUBSEQUENT EVENTS
      -----------------
     During late 1999 and into 2000, the Company began selling equity in PGI in a private placement offering and entered into an agreement to acquire developed and undeveloped real estate for existing and planned golf-related activities, including golf domes with retail stores inside. As of April 14, 2000, the Company had committed to issue 138,750 shares of PGI stock at $60 per share, which represents 12.18% of the total shares of PGI stock outstanding at that date. Of the new shares committed to, $375,000 cash had been received with signed subscription documents, $870,000 was a conversion of subordinated debt into common stock, and the remaining $7,080,000 a combination of equity securities and golf-related real property.

     The Company anticipates substantial additional cash flows resulting from the debt conversions and the rents and fees to be received from the golf properties during the initial twelve-month period beginning July 1, 2000. These revenues are expected to increase in the future after the start-up period is over. Additionally, the dome and retail store combination is planned as the new PGOA franchise of the future and could substantially increase revenues and cash flow of the Company's PGOA operations.

     The Company began an offering of PG.com common stock in late April 2000 to raise up to $12,500,000 in gross offering proceeds. If the maximum offering is sold, the shares sold in this offering will represent approximately 33% of the total PG.com common shares outstanding after the offering. Proceeds from these private placements will be used for working capital, acquisitions, and growth.

     Effective March 15, 2000 PGI obtained an extension through April 30, 2000 on its master revolving note with Comerica Bank. PGI anticipates refinancing this loan into a long-term amortizing loan during the second quarter of 200.

Schedule II


                        AJAY SPORTS, INC. AND SUBSIDIARIES
                         Valuation and Qualifying Accounts
                   Years ended December 31, 1999, 1998, and 1997
                             (Amounts in Thousands)

                                                                             Balance

                                  Beginning   Charged to   Deducted from      at end
                                   Balance     expense     Reserve           of period
                                  ---------   ----------   -------------     ----------
Reserve for Product Warranty:

   Year ended:

     December 31, 1999               $103        $271         $295 (1)      $  79
     December 31, 1998                152          70          119            103
     December 31, 1997                 85         309          242            152


Reserve for Doubtful Receivables:

   Year ended:

     December 31, 1999               $318 (3)    $263          $23  (2)      $558
     December 31, 1998                243          50          198             95
     December 31, 1997                140         355          252            243


Reserve for Inventory Obsolescence:

   Year ended:

     December 31, 1999               $300        $350         $257           $393
     December 31, 1998                425         292          417            300
     December 31, 1997                491         398          464            425




Notes:

(1) Represents amounts paid for product warranty claims.

(2) Represents amounts charged off as uncollectible.

(3) Includes $223 balance on books of company which was acquired in June, 1999
